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                                                      SEC File Number: 001-11226
                                                         CUSIP Number: G8915Z102

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

    (Check One):   |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
 |_|  Form N-SAR   |_| Form N-CSR
                  For Period Ended:                   December 31, 2004
                                    --------------------------------------------

|_|  Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K
         For the Transition Period Ended:
                                          --------------------------------------

--------------------------------------------------------------------------------
         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Tommy Hilfiger Corporation


Former Name if Applicable:


Address of Principal Executive Office (STREET AND NUMBER):
        9/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung
                           Sha Wan, Kowloon, Hong Kong


City, State and Zip Code:

                                     PART II
                             RULES 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)


  |(a) The reasons described in reasonable detail in Part III of this form could
  |    not be eliminated without unreasonable effort or expense;

  |
  |(b) The subject annual report, semi-annual report, transition report on Form
[]|    10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will
  |    be filed on or before the fifteenth calendar day following the prescribed
  |    due date; or the subject quarterly report of transition report on Form
  |    10-Q, or portion thereof, will be filed on or before the fifth calendar
  |    day following the prescribed due date; and
  |
  |(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
  |    has been attached if applicable.




                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 24, 2004, Tommy Hilfiger U.S.A., Inc. ("THUSA"), a wholly-owned subsidiary of Tommy Hilfiger Corporation (the "Company"), announced that it had received a grand jury subpoena issued by the U.S. Attorney's Office for the Southern District of New York (the "U.S. Attorney's Office") seeking documents generally relating to THUSA's domestic and/or international buying office commissions since 1990 and that certain of THUSA's current and former employees had received subpoenas. On November 3, 2004, the Company announced that its Board of Directors had formed a Special Committee of independent directors to conduct an independent investigation into matters arising out the governmental investigation. In addition, THUSA has retained FTI Consulting, Inc. to review the buying office commission rates paid by the Company's subsidiaries over time and to report to the Board and the Special Committee its conclusions. The Company is unable to make a reasonable estimate of its after-tax results pending the reviews by the Special Committee of the Board of Directors and FTI Consulting, Inc. Accordingly, the Company delayed the filing of its quarterly report on Form 10-Q for the second quarter of the fiscal year ending March 31, 2005 ("Fiscal 2005"), and is delaying the release of its after-tax results and the filing of its quarterly report for the third quarter of Fiscal 2005, which was due on February 9, 2005. PricewaterhouseCoopers LLP, the Company's independent public accountants, has also advised the Company that its review of the second and third quarter financial statements cannot be completed until after the Special Committee has substantially completed its review.

The Company intends to file its Form 10-Q as soon as practicable following the resolution of the foregoing matters. The Company does not expect to be able to file its Form 10-Q by the end of the 5 day extension period provided by Rule 12b-25(b)(2)(ii).

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification


             Joseph Scirocco                (212)               840-8888
--------------------------------------------------------------------------------
                 (Name)                  (Area Code)       (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No


         The Company has not filed its quarterly report on Form 10-Q for the second quarter of fiscal year ending March 31, 2005.


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 2, 2005, the Company announced that net revenues for its third fiscal quarter ended December 31, 2004 of Fiscal 2005 was $427.9 million compared to $450.6 million in the third quarter of the prior fiscal year, and that pretax income for the third quarter of Fiscal 2005 was $12.6 million as compared to pretax income of $30.4 million in the corresponding quarter a year ago. The Company stated that sales for the period were impacted by a challenging U.S. department store environment, as well as higher than expected promotional activity during the fall and holiday seasons. Included in pretax results for the quarter ended December 31, 2004 are charges of $6.6 million for legal and advisory fees relating to the U.S. Attorney investigation, and an additional $0.7 million for the previously announced closing of the Company's Secaucus, NJ facility. Pretax results for the prior year quarter included special charges of $3.2 million for impairment of retail store assets. The Company also stated that the financial results announced on February 2, 2005 did not contain any provision for liabilities related to the U.S. Attorney's Office investigation or the related lawsuits, other than legal expenses incurred to date, since the Company cannot at this time assess the probability of loss or estimate the potential financial exposure relating to such matters. The Company stated, however, that such amounts could be material.

The Company is unable to make a reasonable estimate of its after-tax results for the third quarter of fiscal 2005 pending the reviews by the Special Committee of the Board of Directors and FTI Consulting, Inc. as described in Part III above.

                           Tommy Hilfiger Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:       February 10, 2005              By:  /s/ Joseph Scirocco
         ------------------------------    ------------------------------------
                                           Name:    Joseph Scirocco
                                           Title:   Chief Financial Officer,
                                                    Senior Vice President and
                                                    Treasurer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.